UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	001-34864
CUSIP NUMBER:	16948W 10 0

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended:     December 31, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China HGS Real Estate Inc.
Full Name of Registrant
China Agro Sciences Corp.
Former Name if Applicable
6 Xinghan Road, 19th Floor
Address of Principal Executive Office (Street and Number)
Hanzhong City, Shaanxi Province, PRC 723000
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-Q, Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.
(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaojun Zhu (Name)	86 (Area Code)	186 0291 6668 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes	[X]	No	[ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes	[X]	No	[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended December 31, 2010, a new policy implemented by the Hanzhong City Local Taxation Bureau significantly impacted the timing of the Registrant’s revenue recognition during the quarter.  The Registrant recognizes revenue when it delivers the keys to the buyer together with the property sales invoice obtained from the Hanzhong City Local Taxation Bureau. The buyer must have the property sales invoice, which contains the final construction area and determines the final sales price, to obtain a certificate of ownership.  Historically, the Registrant was able to obtain invoices manually from the government and then deliver them to the buyers at the time of the sale. The new rules require all property sales information to be entered into the Hanzhong City Local Taxation Bureau’s website which then generates the property sales invoices.  Although the Local Taxation Bureau adopted this new procedure in November 2010, its website has not yet been completed and consequently, the Registrant is unable to obtain the required property sales invoices and therefore, is unable to finalize the sale transactions and recognize sales revenue.

These changes have had a significant impact on the Registrant’s revenues.  For the quarter and three months ended December, 31, 2010, the Registrant is expected to report real estate sales of $135, 952, a net loss of $96,295 and basic and diluted earnings per share of $0.00.  For the quarter and three months ended December 31, 2009, the Registrant reported real estate sales of $11,054,103, net income of $3,707,204 and basic and diluted earnings per share of $0.08.

China HGS Real Estate Inc.
(Name of Registrant as Specified in Charter)
 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2011	By:	/s/ Xiaojun Zhu
Xiaojun Zhu President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors